Reinhart Boerner Van Deuren s.c. P.O. Box 2965 Milwaukee, WI 53201-2965 1000 North Water Street Suite 1700 Milwaukee, WI 53202 Telephone: 414-298-1000 Facsimile: 414-298-8097 reinhartlaw.com

April 6, 2023

SENT VIA EDGAR

Mr. David Plattner United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Plattner:	Re:	Response to SEC Staff Comment Letter dated March 31, 2023 BROADWIND, INC. PREC14A filed by WM Argyle Fund, LLC et al. Filed March 21, 2023; File No. 001-34278

This letter responds to the letter dated March 31, 2023 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Form PREC14A”). A revised preliminary proxy statement (the “Revised Proxy Statement”) is being filed electronically on EDGAR today by WM Argyle Fund, LLC (the “Fund”) and the other participants specified therein (collectively, the “Participants”).

Set forth below is the response of the Participants to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Comment Letter. For your convenience, the Staff’s comments have been reproduced below in bold-face font. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Revised Proxy Statement.

Milwaukee • Madison • Waukesha • Chicago, IL Rockford, IL • Minneapolis, MN • Denver, CO • Phoenix, AZ

Mr. David Plattner

April 6, 2023

PREC14A filed March 21, 2023

General

Comment 1: Please outline briefly the rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon at the meeting and describe any statutory procedure required to be followed by dissenting security holders in order to perfect such rights. See Item 3 of Schedule 14A.

Response: The Revised Proxy Statement discloses that appraisal rights do not apply to any proposal to be acted upon at the meeting.

Comment 2: Please change all references to the Company’s “blue” proxy card to “white.”

Response: In the Revised Proxy Statement, all references to the Company’s “blue” proxy card have been changed to “white”.

Comment 3. Please update the proxy statement and the proxy card to reflect the additional director nominee and additional proposals presented in the Company’s proxy statement. Please also ensure that any disclosure in your proxy statement or proxy card that tracks the Company’s disclosure is similarly updated to reflect the latest disclosure.

Response: The Revised Proxy Statement reflects the additional director nominees and additional proposals presented in the Company’s preliminary proxy statement filed on March 27, 2023 (as revised to date, the “Company Proxy Statement”). To the extent the Company files revised or definitive proxy materials with updated disclosure on such matters, the disclosure in the Participants’ proxy statement will be similarly updated.

Comment 4: We note the following disclosure on page 4: “IF YOU VOTE “FOR” MORE THAN SIX NOMINEES, YOUR SHARES WILL BE VOTED “FOR” ALL THREE OF THE NOMINEES AND FOR THE THREE ACCEPTABLE COMPANY NOMINEES.” Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

Response: The Revised Proxy Statement includes disclosure that overvotes on Proposal 1 will be invalid and will not be counted. We note that the Company Proxy Statement contains similar disclosure and the Fund intends to take a position consistent with that of the Company on the treatment of overvotes on Proposal 1.

Mr. David Plattner

April 6, 2023

Questions and Answers about the Proxy Materials and the Annual Meeting, page 15

Comment 5: On page 17, we note the reference to the Company’s proxy statement as an “opposition” proxy statement. To avoid confusing shareholders, please do not refer to the Company’s proxy statement in such manner.

Response: The reference to “opposition” proxy statement has been deleted in the Revised Proxy Statement.

Comment 6: We note the disclosure on page 18 that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Response: The reference to telegraph has been deleted in the Revised Proxy Statement.

Other Information About the Company, page 21

Comment 7: We note the reference to the Company’s proxy statement being available on the SEC website. Please ensure that such disclosure tracks the requirements of Item 7(f) of Schedule 14A, including by making a reference to the fact that information can be accessed without cost.

Response: The Revised Proxy Statement includes a reference to the fact that the Company Proxy Statement is available on the SEC website and can be accessed without cost.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (414) 298-8453 with any questions or comments regarding any of the foregoing.

Yours very truly,

/s/ John K. Tokarz

John K. Tokarz

cc       Ms. Christina Chalk